UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number:  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.           The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities

Matching Savings Plan

December 31, 2019 and 2018, and for the

Year Ended December 31, 2019

With Report of Independent Registered Public Accounting Firm

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2019 and 2018, and for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Simon Property Group and Adopting Entities Matching Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2002.

Indianapolis, Indiana

June 19, 2020

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2019	2018
Assets
Investments at fair value:
Money market funds	$—	$888,704
Common/collective trust funds	448,354,769	27,168,440
Mutual funds	—	344,911,999
Common stock	21,904,381	24,614,957
Total investments	470,259,150	397,584,100

Receivables:
Notes receivable from participants	5,453,680	5,495,735
Investment income	—	58,603
Total assets available for benefits	$475,712,830	$403,138,438

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

Additions
Contributions:
Participant	$20,093,577
Rollover	1,886,389
Employer	11,942,546
Interest and dividends	14,917,490
Net appreciation in fair value of investments	66,509,499
Other income	231,461
Total additions	115,580,962

Deductions
Benefits paid	42,898,310
Administrative expenses	108,260
Total deductions	43,006,570

Net increase	72,574,392

Net assets available for benefits:
Beginning of year	403,138,438
End of year	$475,712,830

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2019

1. Description of the Plan

The following description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides general information about the Plan’s provisions. Simon Property Group, L.P. and affiliated companies (the Employer or the Company) is the plan sponsor. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor. Simon Property Group, Inc. (SPG), a publicly traded real estate investment trust (REIT), owned a controlling 86.8% of Simon Property Group, L.P. at December 31, 2019 and 2018.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have at least 60 days of service and are age 21 or older.

The Administrative Committee is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee Contributions

For purposes of making contributions to the Plan, employees become eligible on the first day of the month coincident with or following completion of 60 days of active employment and upon reaching age 21. Each year, participants may contribute from 1% to 50% of their before-tax compensation, as defined in the Plan. If automatically enrolled, a participant’s deferral is set at 3% of his or her eligible compensation and will increase 1% annually, with a maximum automatic contribution of 10% of eligible compensation, unless changed by the participant. Contributions are subject to maximum limitations, as defined in the Internal Revenue Code (the Code).

Employer Contributions

For the purpose of receiving the employer match and any discretionary employer contribution, an employee becomes eligible on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age 21. The Employer currently matches 100% of eligible participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the employer may make discretionary profit-sharing contributions, net of forfeitures, which totaled $2,599,244 during 2019. The discretionary contributions applied to all eligible employees, as defined. As of December 31, 2019 and 2018, cumulative participant forfeitures totaled $353,823 and $198,257, respectively, and are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2019 were $50,129.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount that bears the same ratio of their account balances to the total fund balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participants vested accounts.

Participant Loans

All employees that invest in the Plan can borrow from their accounts in accordance with the provisions of the Plan. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment earnings become vested at the time they are credited to the participants’ accounts. In addition, employees vest immediately in employer-matching contributions.

The Plan was amended effective January 1, 2007, to create two different vesting schedules for employer discretionary profit-sharing contributions: one for pre-2007 discretionary profit-sharing contributions (and related investment earnings) and one for post-2006 discretionary profit-sharing contributions (and related investment earnings).

Pre-2007 discretionary profit-sharing contributions vested over a seven-year period. The pre-2007 discretionary profit-sharing contributions are fully vested.

Post-2006 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Non-forfeitable

Less than 2	—%

2	20

3	40

4	60

5	80

6 or more	100

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement or termination, a participant, or their beneficiary whose vested account balance exceeds $5,000 may elect to receive either a lump sum or may elect installment payments. A participant whose vested account balance is $5,000 or less and has not commenced receiving installment payments will automatically receive an immediate lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

All administrative expenses are paid by the Plan with the exception of legal expenses which are paid by the Company.

Company Stock Fund

The Plan invests in common stock of SPG through its Simon Property Group Stock Fund (the Company Stock Fund). The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The trustee votes any allocated shares for which timely instructions have not been given by a participant and any unallocated shares in the same proportion as it votes those shares for which it has received timely voting instructions from participants. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 8 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

New Accounting Pronouncement

In July 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The Plan adopted ASU 2018-09 for the year ended December 31, 2019. In connection with the adoption, the Plan has prospectively included certain investments in the fair value hierarchy disclosure that were previously excluded from such disclosure because those investments previously used the net asset value per share practical expedient.

3. Non-participant-Directed Investments

Effective October 1, 2019, employer discretionary profit-sharing contributions are participant directed. Information about the net assets and changes in net assets relating to the non-participant-directed investments prior to October 1, 2019 are as follows:

	December 31
	2019	2018
Net assets:
Mutual funds	$—	$51,090,062
Money market funds	—	888,704
	$—	$51,978,766

Year Ended December 31, 2019
Changes in net assets:
Employer discretionary profit-sharing contributions	$2,090,645
Net increase in fair value	6,596,621
Benefits paid to participants	(4,428,906)
Transfer out	(2,883)
Transfer to participant-directed investments	(56,229,588)
Administrative expenses	(4,655)
$(51,978,766)

4. Tax Status

The Plan has received a determination letter from the IRS dated June 1, 2015, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related-Party and Party in Interest Transactions

The Plan holds units of a common/collective trust fund managed by Fidelity, the trustee of the Plan. The Plan also holds units of common/collective trust funds managed by Mercer, the investment advisor of the Plan.  This Plan also invests in the common stock of SPG. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2019, the Plan received $1,220,279 in common stock dividends from SPG.

Fidelity provides certain administrative services to the Plan pursuant to a Trust Agreement between the Company and Fidelity. Fidelity receives revenue from common collective trust fund service providers for services Fidelity provides to the funds. This revenue is used to offset certain amounts owed to Fidelity for its administrative services provided to the Plan.

If the revenue received by Fidelity from common collective trust fund service providers exceeds the amount owed under the Trust Agreement, Fidelity remits the excess to the Plan’s trust on a quarterly basis and is reflected in the Statement of Changes in Net Assets Available for Benefits as other income. Such amounts may be applied to pay plan administrative expenses or allocated to the accounts of participants. The Plan or the Company may make a payment to Fidelity for administrative expenses not covered by sharing of the excess revenue.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2019	2018
Net assets available for benefits per the financial statements	$475,712,830	$403,138,438
Benefit claims payable	—	(34,917)
Net assets available for benefits per the Form 5500	$475,712,830	$403,103,521

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Year Ended December 31, 2019

Benefits paid to participants per the financial statements	$42,898,310
Add benefit claims payable at December 31, 2019	—
Less benefit claims payable at December 31, 2018	(34,917)
Benefits paid to participants per the Form 5500	$42,863,393

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

8. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

•                  Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•                  Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  Quoted prices for similar assets and liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in markets that are not active

•                  Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•                  Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of investment measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2019 or 2018.

Money Market Funds: Valued at cost, which approximates the fair value of the net asset value (NAV) of shares held by the Plan at year-end.

Mutual Funds: Based on quoted market prices, which represent the NAV of shares held by the Plan at year-end.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. Common stock includes SPG common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions, which is included as money market funds in the tables below.

Common/Collective Trust Funds: Common/collective trust funds are valued using the NAV as a practical expedient provided by the administrator of the fund.

The following tables set forth by level, within the fair value hierarchy, of the Plan’s assets carried at fair value as of December 31:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total

Common Stock	$21,904,381	$—	$—	$21,904,381
Common/collective trust funds	448,354,769	—	—	448,354,769
Total assets at fair value	$470,259,150	$—	$—	$470,259,150

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Money market funds	$888,704	$—	$—	$888,704
Mutual funds	344,911,999	—	—	344,911,999
Common stock	24,614,957	—	—	24,614,957
Total assets at fair value	$370,415,660	$—	$—	$370,415,660
Common/collective trust funds measured at net asset value
Stable value trust fund(a)				27,168,440
Total assets at fair value				$397,584,100

(a)            This category is a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

9. Subsequent Events

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus, or COVID-19, a global pandemic and recommended containment and mitigation strategies worldwide.  The COVID-19 pandemic has negatively impacted the world economy, and investment fund prices and common stock prices for most companies, including SPG stock held in the Company Stock Fund.  The Plan’s investment in SPG common stock in the accompanying statement of net assets available for benefits is stated at fair value based upon the closing price of $148.96 per share at December 31, 2019, a value higher than the current market price.  The impact of COVID-19 on companies continues to evolve rapidly and its future effects on the Plan’s financial position and results of operations are uncertain.  On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, was enacted and signed into law.  Certain provisions of the CARES Act adopted by the Plan provide for new participant loan and distribution options as well as for possible deferment of currently due repayments of participant loans up to one year.

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 34-1755769     Plan  #002

December 31, 2019

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Common Stock
Simon Property Group, Inc. Corporate Common Stock*	147,033 shares	**	$21,904,381

Common/collective trust funds
Fidelity Managed Income Portfolio II Fund*	24,054,056 units	**	24,054,056
Invesco Stable Value A2	3,156,812 units	**	3,156,812
Mercer Small Mid Cap Stock Fund*	3,790,570 shares	**	49,808,095
Mercer Diversified Bond*	530,100 shares	**	6,154,456
Mercer Large Cap Stock*	4,401,309 shares	**	65,403,448
Mercer International Stock*	1,197,639 shares	**	15,293,856
State Street US Index	414,497 shares	**	5,279,028
State Street Real Asset	572,580 shares	**	7,225,392
State Street Small Mid Cap Index	71,449 shares	**	1,163,194
State Street S&P 500 Index	2,559,595 shares	**	73,537,157
State Street US Bond Index	1,189,997 shares	**	13,590,951
State Street Target Return Income	526,123 shares	**	5,827,335
State Street Target Return 2015	693,983 shares	**	7,694,186
State Street Target Return 2020	2,224,660 shares	**	25,020,748
State Street Target Return 2025	3,168,086 shares	**	36,071,825
State Street Target Return 2030	2,641,211 shares	**	30,294,690
State Street Target Return 2035	2,269,974 shares	**	26,129,670
State Street Target Return 2040	1,809,902 shares	**	20,884,458
State Street Target Return 2045	1,196,150 shares	**	13,829,889
State Street Target Return 2050	914,516 shares	**	10,580,040
State Street Target Return 2055	472,358 shares	**	5,466,603
State Street Target Return 2060	163,243 shares	**	1,888,880
Total Common collective trust funds			448,354,769

Participant loans*	Interest rates range from 4% to 10.75%		5,453,680
			$475,712,830

*  Indicates party in interest to the Plan.

**Denotes all of the fund is participant directed, cost information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

Date: June 19, 2020	/s/ Adam Reuille
Adam Reuille
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm